EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges is as follows:

	Year Ended December 31,
	2004	2003	2002	2001	2000
		(In Thousands, Except Ratio)
Earnings:
Income before income taxes	$7,673	$4,537	$7,681	$49,833	$17,315
Interest expense	14,797	15,251	12,286	15,438	19,077
Capitalized expenses related to indebtedness	746	442	617	651	373
Portion of rents representative of the interest factor	1,440	1,440	966	1,208	1,050

	$24,656	$21,670	$21,550	$67,130	$37,815

Fixed Charges:
Interest expense, including amount capitalized	15,120	15,945	13,011	16,095	20,012
Capitalized expenses related to indebtedness	746	442	617	651	373
Portion of rents representative of the interest factor	1,440	1,440	966	1,208	1,050

	$17,306	$17,827	$14,594	$17,954	$21,435

Ratio of earnings to fixed charges	1.42	1.22	1.48	3.74	1.76